                                Exhibit 99(iii)
                                _______________


     Amendment, effective January 23, 1996, to Trust Agreement dated December 6, 1990, among USLIFE Corporation, Manufacturers Hanover Trust Company (predecessor to Chemical Bank), and KPMG Peat Marwick LLP (as Independent Contractor) establishing a trust to fund the USLIFE Corporation Retirement Plan.

     In accordance with the provisions contained in Section 10.1 of the Agreement, the language in Section 2.3(d) (iv) is deleted in its entirety and replaced with the following language:

     "Change In Control" means (i) a merger or consolidation to which the Company is a party and for which the approval of any shareholders of the Company is required; (ii) any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) becoming the beneficial owner, directly, or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; (iii) a sale or transfer of substantially all of the assets of the Company; (iv) a liquidation or reorganization of the Company; or (v) the occurrence of any Flip Over Transaction or Event, as defined in Section 1.1(j) of the Amended and Restated Rights Agreement, as amended from time to time prior to the occurrence of any such transaction or event that otherwise would have previously been considered a Flip Over Transaction or Event. Provided, however, that an event described above shall not constitute a Change In Control if within 10 days of such event the Continuing Directors provide the Trustee with a resolution expressly stating that such event shall not constitute a Change In Control for the purpose of the Agreement.